SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 11, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 11, 2008

TAM and Air Canada Sign Memorandum of Understanding
f or Codesharing and Frequent Flyer Benefits

Agreement to increase service for passengers traveling between Brazil and Canada

São Paulo, June 11, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) and Air Canada, Canada’s largest airline and a founding member of the Star Alliance, signed a Memorandum of Understanding today in Sao Paulo providing for the implementation of a codeshare agreement and reciprocal frequent flyer mileage accumulation for members of the carriers’ loyalty programs, TAM Fidelidade and Aeroplan. The intent of the proposed agreement is to offer increased services for customers traveling between Brazil and Canada, including seamless transfers and convenient connections to a variety of destinations served by the two airlines.

"We will be increasing availability of international destinations through this agreement between TAM and Air Canada, consistent with our strategy of establishing partnerships with the world's main airlines," said Paulo Castello Branco, TAM's Vice-President for Planning and Alliances.

“Brazil is a very important market for Air Canada,” commented Daniel Shurz, Air Canada’s Vice President, Network Planning. “We look forward to working with TAM to develop a strong commercial partnership that will benefit the customers of both our airlines.”

The proposed agreement will allow TAM passengers to travel on Air Canada from Sao Paulo to Toronto, with connections to many destinations in Canada. Air Canada customers, in turn, will enjoy increased options for traveling to points throughout Brazil with convenient connections with its daily non-stop flights to Sao Paulo from Toronto. In addition, members of TAM Fidelidade and Air Canada’s Aeroplan frequent flyer programs will benefit from reciprocal mileage accumulation on eligible codeshare flights.

TAM is a pioneer in launching a loyalty program in Brazil. The company has 4.7 million members and has issued more than 5.5 million tickets redeemed with frequent flyer points.

Air Canada’s new in-flight product features lie-flat beds in its international business class cabin called “Executive First.” All customers, in Economy and business class, enjoy digital quality personal seatback entertainment systems with 80 hours of video and 50 hours of audio on demand, USB port and a standard 110 volt electrical outlets at arms reach.

Starting December 1, 2008, Air Canada will upgauge its aircraft on the Sao Paulo-Toronto route to a Boeing 777-300ER from a Boeing 767-300, providing an additional 138 seats a day. AC091 will depart Sao Paulo at 10:30 p.m. and arrive in Toronto the following morning at 5:35 a.m. AC090 will depart Toronto daily at 10:10 p.m. and arrive in Sao Paulo at 10:50 a.m. Flights are timed to connect at the carrier’s main hub in Toronto with onward Air Canada flights to Europe and Asia, providing convenient travel times between those continents and South America.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed last May 2008 with 49.3% of market share. The company flies to 42 destinations in Brazil. With business agreements signed with regional companies, it reaches 79 different destinations in the country. TAM's market share among Brazilian companies that operate international flights stood at 74.3% in May. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

About Air Canada:
Montreal-based Air Canada provides scheduled and charter air transportation for passengers and cargo to more than 170 destinations on five continents. Canada's flag carrier is the 14th largest commercial airline in the world and serves 33 million customers annually with a fleet consisting of 335 aircraft. Air Canada is a founding member of Star Alliance, providing the world's most comprehensive air transportation network.
Air Canada was ranked in 2007 as the “Best Airline in North America” for the second time in three years in an independent passenger survey of 14 million air travellers conducted by Skytrax. In addition, Air Canada was recently voted ‘Best Airline in North America’ and ‘Best Airline in Canada’ by the readers of Global Traveler magazine, and ‘Best Business Class to Canada’ by the readers of Business Traveler magazine. In 2007, Air Canada was recognized by the editors of Air Transport World as the airline industry leader in market innovation, specifically Air Canada’s success in implementing an innovative and transparent pricing structure, its effectiveness in using online technology to meet consumers’ needs and its fleet-wide renewal with a consistent, market-leading onboard product among North American airlines.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.